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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*



                            Triton PCS Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   89677M 10 6
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

Benjamin F. Stephens                               Eric DeJong
AT&T Wireless Services, Inc.      with a copy to:  Perkins Coie LLP
7277 164th Avenue NE, Building 1                   1201 Third Avenue, 40th Floor
Redmond, WA  98052                                 Seattle, Washington  98101
(425) 580-6000                                     (206) 583-8888



--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 9, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)



                         (Continued on following pages)

                               (Page 1 of 8 Pages)


------------

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

                               (AMENDMENT NO. 2)

CUSIP NO. 89677M 10 6
--------------------------------------------------------------------------------
          Names of Reporting Persons
   1      I.R.S. Identification Nos. of above persons (entities only)
          AT&T Wireless PCS, LLC
          22-3330080
--------------------------------------------------------------------------------
          Check the Appropriate Box if a Member of a Group (See Instructions)
   2              (a) [ ]
                  (b) [X] Joint Filing
--------------------------------------------------------------------------------
   3      SEC Use Only
--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
   4      Delaware
--------------------------------------------------------------------------------
    NUMBER OF       5   Sole Voting Power         12,504,720**
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     6   Shared Voting Power       -0-
     OWNED BY
       EACH         ------------------------------------------------------------
    REPORTING       7   Sole Dispositive Power    12,504,720**
      PERSON        ------------------------------------------------------------
       WITH         8   Shared Dispositive Power  -0-
--------------------------------------------------------------------------------
          Aggregate Amount Beneficially Owned by Each Reporting Person
   9      12,504,720**
--------------------------------------------------------------------------------
   10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares [X]
--------------------------------------------------------------------------------
   11     Percent of Class Represented by Amount in Row (9)  21.18%***
--------------------------------------------------------------------------------
          Type of Reporting Person
   12     OO (limited liability company)
--------------------------------------------------------------------------------


** Represents 12,504,720 shares of Class A Common Stock issuable upon conversion of 12,504,720 shares of Series D Preferred Stock held of record by AT&T Wireless PCS, LLC.

*** CALCULATED BASED ON THE NUMBER OF SHARES OF CLASS A COMMON STOCK OUTSTANDING (59,051,709 SHARES) REPORTED IN THE QUARTERLY REPORT ON FORM 10-Q OF TRITON PCS HOLDINGS, INC., FILED NOVEMBER 6, 2001, FOR THE QUARTER ENDED SEPTEMBER 30, 2001.

                                  SCHEDULE 13G

                               (AMENDMENT NO. 2)

CUSIP NO. 89677M 10 6
--------------------------------------------------------------------------------
          Names of Reporting Persons
   1      I.R.S. Identification Nos. of above persons (entities only)
          AT&T Wireless Services, Inc.
          91-1379052
--------------------------------------------------------------------------------
          Check the Appropriate Box if a Member of a Group (See Instructions)
   2              (a) [ ]
                  (b) [X] Joint Filing
--------------------------------------------------------------------------------
   3      SEC Use Only
--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
   4      Delaware
--------------------------------------------------------------------------------

    NUMBER OF       5   Sole Voting Power            12,504,720**
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     6   Shared Voting Power          -0-
     OWNED BY
       EACH         ------------------------------------------------------------
    REPORTING       7   Sole Dispositive Power       12,504,720**
      PERSON        ------------------------------------------------------------
       WITH         8   Shared Dispositive Power     -0-
--------------------------------------------------------------------------------
          Aggregate Amount Beneficially Owned by Each Reporting Person
   9      12,504,720**
--------------------------------------------------------------------------------
   10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares [X]
--------------------------------------------------------------------------------
   11     Percent of Class Represented by Amount in Row (9)  21.18%***
--------------------------------------------------------------------------------
          Type of Reporting Person
   12     CO
--------------------------------------------------------------------------------


** Represents 12,504,720 shares of Class A Common Stock issuable upon conversion of 12,504,720 shares of Series D Preferred Stock held of record by AT&T Wireless PCS, LLC.

*** Calculated based on the number of shares of Class A Common Stock outstanding (59,051,709 shares) reported in the quarterly report on Form 10-Q of Triton PCS Holdings, Inc., filed November 6, 2001 for the quarter ended September 30, 2001.

        This Amendment No. 2 amends with respect to AT&T Wireless PCS, LLC ("PCS") and AT&T Wireless Services, Inc. ("AT&T Wireless") the Schedule 13G originally filed with the Securities and Exchange Commission by PCS, AT&T Corp. ("AT&T") and Mary Hawkins-Key ("Hawkins-Key") on February 14, 2000. This amendment is being filed to reflect the split-off of AT&T Wireless from AT&T on July 9, 2001, as a result of which AT&T Wireless became an independent, publicly traded company. Consequently, AT&T no longer has any beneficial ownership of the Class A Common Stock of Triton PCS Holdings, Inc. ("Triton"). In addition, this amendment is being filed to reflect that Hawkins-Key is no longer a member of the board of directors of Triton.

        Accordingly, Exhibit A is hereby amended and supplemented by deleting all references to Hawkins-Key, and by deleting the third and fourth sentences in the first paragraph and replacing them in their entirety with the following:

        On July 9, 2001, AT&T Wireless was split-off from AT&T, as a result of which AT&T Wireless became an independent, publicly traded company. Consequently, AT&T may no longer be deemed to be the beneficial owner of PCS, a wholly owned subsidiary of AT&T Wireless, and AT&T no longer has any beneficial ownership of the Class A Common Stock of Triton.

ITEM 1.

        (a)    Name of Issuer:
               Triton PCS Holdings, Inc.

        (b)    Address of Issuer's Principal Executive Offices:
               1100 Cassatt Road
               Berwyn, PA  19312

ITEM 2.

        (1)(a) NAME OF PERSON FILING:
               AT&T Wireless PCS, LLC

        (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:
               7277 164th Avenue NE, Building 1
               Redmond, WA  98052

        (c)    CITIZENSHIP:
               Delaware

        (d)    TITLE OF CLASS OF SECURITIES:
               Class A Common Stock

        (e)    CUSIP NUMBER:
               89677M 10 6

        (2)(a) NAME OF PERSON FILING:
               AT&T Wireless Services, Inc.

        (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:
               7277 164th Avenue NE, Building 1
               Redmond, WA  98052

        (c)    CITIZENSHIP:
               Delaware

        (d)    TITLE OF CLASS OF SECURITIES:
               Class A Common Stock

        (e)    CUSIP NUMBER:
               89677M 10 6

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

        (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

        (e) [ ] An investment adviser in accordance with Section
                240.13d-1(b)(1)(ii)(E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with
                Section 240.13d-1(b)(1)(ii)(F);

        (g) [ ] A parent holding company or control person in accordance with
                Section 240.13d-1(b)(1)(ii)(G);

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

        Not Applicable

ITEM 4. OWNERSHIP

        PCS

        (a)    Amount beneficially owned:                                       12,504,720

        (b)    Percent of Class                                                     21.18%

        (c)    Number of shares as to which the person has:

               (i)    Sole power to vote or to direct the vote                  12,504,720

               (ii)   Shared power to vote or to direct the vote                       -0-

               (iii)  Sole power to dispose or to direct the disposition of     12,504,720

               (iv)   Shared power to dispose or to direct the disposition of          -0-

        AT&T WIRELESS

        (a)    Amount beneficially owned:                                       12,504,720

        (b)    Percent of Class                                                     21.18%

'

        (c)    Number of shares as to which the person has:

               (i)    Sole power to vote or to direct the vote                  12,504,720

               (ii)   Shared power to vote or to direct the vote                       -0-

               (iii)  Sole power to dispose or to direct the disposition of     12,504,720

               (iv)   Shared power to dispose or to direct the disposition of          -0-


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not applicable.

ITEM 10. CERTIFICATION

        Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Date: February 13, 2002            AT&T WIRELESS PCS, LLC

                                       By: AT&T Wireless Services, Inc.
                                       Its: Manager



                                       By:  /s/ Benjamin F. Stephens
                                           --------------------------
                                                Benjamin F. Stephens

                                       Title: Assistant Secretary

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Date: February 13, 2002            AT&T WIRELESS SERVICES, INC.



                                       By:  /s/ Benjamin F. Stephens
                                           ---------------------------------
                                                Benjamin F. Stephens

                                       Title: Assistant Secretary